UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-35145

NETQIN MOBILE INC.

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETQIN MOBILE INC.

By:	/s/ Henry Yu Lin
Name:	Henry Yu Lin
Title:	Chairman and Chief Executive Officer

Date: March 6, 2012

2

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

3

Exhibit 99.1

NetQin Mobile Inc. Announces Fourth Quarter and Fiscal Year 2011 Results

Fourth Quarter of 2011:

Record Net Revenues of $12.8 million, Up 104.8% Year-over-Year

Income from Operations was $1.5 million

Non-GAAP Income from Operations was $4.8 million, Up 570.9% Year-over-Year

Net Income Attributable to NetQin was $3.2 million

Non-GAAP Net Income Attributable to NetQin was $6.5 million, Up 917.6% Year-over-Year

Fiscal Year 2011:

Record Net Revenues of $40.7 million, Up 129.8% Year-over-Year

Income from Operations was $5.5 million

Non-GAAP Income from Operations was $16.2 million, Up 454.6% Year-over-Year

Net Income Attributable to NetQin was $10.3 million

Non-GAAP Net Income Attributable to NetQin was $20.9 million, Up 663.9% Year-over-Year

BEIJING, March 5, 2012 — NetQin Mobile Inc. (“NetQin” or the “Company”) (NYSE: NQ), a leading global provider of consumer-centric mobile security and productivity applications, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights

Net revenues increased 104.8% year-over-year to $12.8 million from $6.3 million in the corresponding period of 2010, exceeding the high end of the Company’s previous guidance of $12.4 to $12.7 million.

Income from operations, or operating income, increased to $1.5 million from a loss of $10.4 million in the corresponding period of 2010.

Non-GAAP operating income, defined as operating income excluding share-based compensation expenses, increased 570.9% year-over-year to $4.8 million from $0.7 million in the corresponding period of 2010.

Net income attributable to NetQin increased to $3.2 million from a loss of $10.5 million in the corresponding period of 2010.

Non-GAAP net income attributable to NetQin, defined as net income attributable to NetQin excluding share-based compensation expenses, increased 917.6% year-over-year to $6.5 million from $0.6 million in the corresponding period of 2010.

Net cash flow generated from operations was $4.2 million in the fourth quarter of 2011, compared with $0.3 million in the corresponding period of 2010. Cash and cash equivalents and term deposits together amounted to $128.1 million as of December 31, 2011.

Deferred revenue was $7.1 million at the end of the fourth quarter of 2011, up 17.7% from $6.0 million at the end of the third quarter of 2011.

Fiscal Year 2011 Highlights

Net revenues for fiscal year 2011 increased 129.8% year-over-year to $40.7 million from $17.7 million in 2010, exceeding the high end of the Company’s previous guidance.

Income from operations, or operating income, for fiscal year 2011, increased to $5.5 million from a loss of $9.6 million in 2010.

Non-GAAP operating income for fiscal year 2011, increased 454.6% year-over-year to $16.2 million from $2.9 million in 2010.

Net income attributable to NetQin for fiscal year 2011, increased to $10.3 million from a loss of $9.8 million in 2010.

Non-GAAP net income attributable to NetQin for fiscal year 2011, increased 663.9% year-over-year to $20.9 million from $2.7 million in 2010.

Net cash flow generated from operations, for fiscal year 2011, was $11.8 million, compared with net cash outflow of $3.8 million in 2010.

The Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the accompanying sections of “Non-GAAP Financial Measures” and “Non-GAAP Measure Reconciliations”.

Fourth Quarter and Fiscal Year 2011 Operating Metrics

Cumulative registered user accounts were 146.7 million as of December 31, 2011, compared with 71.7 million as of December 31, 2010 and 122.8 million as of September 30, 2011.

Average monthly active user accounts for the quarter ended December 31, 2011 were 52.3 million, compared with 25.4 million for the corresponding period of 2010 and 42.7 million for the quarter ended September 30, 2011.

Average monthly paying user accounts for the quarter ended December 31, 2011 were 5.6 million, compared with 3.2 million for the corresponding period of 2010 and 5.0 million for the quarter ended September 30, 2011.

“We are very pleased to report a strong fourth quarter and to finish year 2011 on a high note exceeding our previously issued guidance,” commented Dr. Henry Lin, chairman and co-chief executive officer of NetQin Mobile. “In our first year as a public company, we have achieved excellent growth and delivered three consecutive solid quarters following our IPO in May 2011.

“In 2011, NetQin Mobile set a number of new records in financial and operating metrics. Both our net revenues and registered user base reached record highs, more than doubling from the previous year. This success is driven by a number of factors including our relentless focus on product and technology innovation, as well as user experience. We also continued our expansion of industry partnerships and user acquisition channels. The rapid growth of global smartphone shipments and the proliferation of mobile Internet applications, as well as increasing consumer awareness and adoption of mobile security helped assure our success,” continued Dr. Lin.

“While maintaining our dominant market share in China, we have also seen our internationalization strategy take off in 2011, with now almost half of our net revenues coming from overseas. This underscores the global demand for mobile security and privacy protection. With the recent joining of Omar Khan as our Co-CEO, we will continue to expand and grow our international business aggressively, signing up new industry partners and making key hires in overseas markets.”

“We believe the growth of the smartphone and mobile Internet industry presents us with an unprecedented global market opportunity. 2012 is shaping up to be another exciting year for NetQin Mobile during which we will continue to expand our service offerings and extend our geographic outreach,” said Khan. “With recently announced agreements with Motorola, Telefonica, 3LM and eSecuritel, we already had a great start in 2012 and I am also pleased to report that Cricket Communications, a leading provider of wireless services that serves six million customers in 35 states, has just selected NetQin as the preferred security solution provider for its Android devices. We remain confident that we will continue our growth momentum in 2012 and capitalize on these global opportunities.”

Fourth Quarter 2011 Results

Revenues

Net revenues in the fourth quarter of 2011 were $12.8 million, an increase of 104.8% year-over-year from $6.3 million in the fourth quarter of 2010 and 13.1% sequentially from $11.3 million in the third quarter of 2011. The significant year-over-year and sequential increases in revenues were mainly due to the strong growth in revenues from premium mobile Internet services.

Net revenues from premium mobile Internet services increased 116.2% year-over-year and 12.1% sequentially to $11.6 million in the fourth quarter of 2011. The increases were primarily due to the strong and steady growth in the number of paying user accounts, which reflected growth in the number of NetQin’s registered and active user accounts, as well as increased use of its premium services, particularly among its overseas paying user accounts, which generally pay a higher subscription rate. Revenue contribution from overseas users accounted for 49.8% of total net revenues from premium mobile Internet services in the fourth quarter of 2011, compared with 40.4% in the fourth quarter of 2010 and 49.6% in the third quarter of 2011.

Net revenues from other services in the fourth quarter of 2011 were $1.2 million, representing an increase of 37.4% year-over-year and 23.4% sequentially. The year-over-year and sequential increases were primarily due to the growth in revenues from secured download and delivery services for mobile applications produced by third parties. Net revenues from other services as a percentage of total net revenue stood at 9.7% for the fourth quarter of 2011, compared with 14.4% in the fourth quarter of 2010 and 8.8% in the third quarter of 2011.

Cost of Revenues

Cost of revenues in the fourth quarter of 2011 was $2.6 million, representing an increase of 29.1% year-over-year and 17.1% sequentially. The year-over-year increase was primarily due to higher staff costs from salary and headcount increases and higher revenue sharing with mobile payment service providers while the sequential increase was primarily due to increased customer acquisition costs.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2011 was $10.3 million, representing an increase of 139.9% year-over-year from $4.3 million in the fourth quarter of 2010 and 12.1% sequentially from $9.2 million in the third quarter of 2011. Gross margin, or gross profit as a percentage of net revenues, was 80.1% in the fourth quarter of 2011, compared with 68.4% in the fourth quarter of 2010 and 80.7% in the third quarter of 2011.

Operating Expenses

Total operating expenses in the fourth quarter of 2011 were $8.8 million, representing a decrease of 40.2% year-over-year and an increase of 24.0% sequentially. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $5.5 million in the fourth quarter of 2011, representing an increase of 54.3% year-over-year from $3.6 million in the fourth quarter of 2010 and 22.5% sequentially from $4.5 million in the third quarter of 2011.

Selling and marketing expenses were $3.6 million in the fourth quarter of 2011, representing an increase of 128.7% year-over-year and 108.7% sequentially. The year-over-year and sequential increases were primarily due to higher marketing and advertising spending and higher share-based compensation expenses. Non-GAAP selling and marketing expenses were $2.4 million in the fourth quarter of 2011, compared with $1.5 million in the fourth quarter of 2010 and $1.3 million in the third quarter of 2011. The 57.5% year-over-year increase was primarily due to higher marketing and advertising spending and increased travelling and entertainment expenses. The 78.3% sequential increase was primarily due to higher marketing and advertising spending, higher staff costs from salary and headcount increases, and higher travelling and entertainment expenses.

General and administrative expenses were $3.5 million in the fourth quarter of 2011, representing a decrease of 71.3% year-over-year and a decrease of 14.5% sequentially. The year-over-year decrease was primarily due to lower share-based compensation expenses while the sequential decrease was primarily due to reversal of bad debt expenses upon settlements recovered from long outstanding receivables and lower office-related expenses partially offset by higher legal and professional fees. Non-GAAP general and administrative expenses were $1.6 million in the fourth quarter of 2011, compared with $1.2 million in the fourth quarter of 2010 and $2.1 million in the third quarter of 2011. The 33.9% year-over-year increase was primarily due to higher legal and professional fees and higher staff costs from salary and headcount increases partially offset by lower bad debt expenses and lower office related expenses. The 22.7% sequential decrease was primarily due to reversal of bad debt expenses upon settlements recovered from long outstanding receivables and lower office-related expenses partially offset by higher legal and professional fees.

Research and development expenses were $1.7 million in the fourth quarter of 2011, representing an increase of 85.6% year-over-year and 33.0% sequentially. The year-over-year increase was primarily due to higher staff cost from salary and headcount increases and higher share-based compensation expenses. The sequential increase was primarily due to higher staff cost as a result of increases in salary and headcount. Non-GAAP research and development expenses were $1.5 million in the fourth quarter of 2011, compared with $0.8 million in the fourth quarter of 2010 and $1.0 million in the third quarter of 2011. The 78.2% year-over-year and 42.1% sequential increases were primarily due to higher staff costs from salary and headcount increases.

Operating Income / (Loss) and Operating Margin

Operating income in the fourth quarter of 2011 was $1.5 million, compared with a loss of $10.4 million in the fourth quarter of 2010 and an operating income of $2.1 million in the third quarter of 2011. Operating margin, or operating income / (loss) as a percentage of net revenues, was 11.4% in the fourth quarter of 2011, compared with -166.8% in the fourth quarter of 2010 and 18.1% in the third quarter of 2011.

Non-GAAP operating income, which excludes share-based compensation expenses, was $4.8 million in the fourth quarter of 2011, representing an increase of 570.9% year-over-year from $0.7 million in the fourth quarter of 2010 and 2.0% sequentially from $4.7 million in the third quarter of 2011. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 37.5% in the fourth quarter of 2011, compared with 11.5% in the fourth quarter of 2010 and 41.6% in the third quarter of 2011.

Foreign Exchange Gain / (Loss) and Interest Income

Foreign exchange gain was $0.9 million in the fourth quarter of 2011, compared with loss of $0.01 million in the fourth quarter of 2010 and a gain of $1.6 million in the third quarter of 2011. Foreign exchange gain was primarily attributable to the appreciation of RMB against US$ when a portion of IPO proceeds was converted into RMB and placed in bank deposits from the second quarter of 2011 onwards. Interest income was $0.6 million in the fourth quarter of 2011, compared with $0.1 million in the fourth quarter of 2010 and $0.5 million in the third quarter of 2011. Interest income was primarily due to the higher deposit position resulting from the May 2011 IPO proceeds.

Income Tax

Income tax expense was $0.05 million and the effective tax rate was 1.5% in the fourth quarter of 2011, compared with an income tax expense of $0.17 million in the fourth quarter of 2010 and $0.08 million in the third quarter of 2011. The low effective tax rate was primarily due to the preferential tax treatment enjoyed by certain subsidiaries of the Company.

Net Income

Net income attributable to NetQin was $3.2 million in the fourth quarter of 2011, compared with net loss of $10.5 million in the fourth quarter of 2010 and net income of $4.3 million in the third quarter of 2011. Non-GAAP net income attributable to NetQin, which excludes share-based compensation expenses, was $6.5 million in the fourth quarter of 2011, compared with $0.6 million in the fourth quarter of 2010 and $7.0 million in the third quarter of 2011.

Cash Flows and Deferred Revenue

Net cash flow generated from operations for the fourth quarter of 2011 was $4.2 million, compared with $0.3 million in the fourth quarter of 2010 and $2.6 million for the third quarter of 2011. As of December 31, 2011, the Company had total cash position of $128.1 million ($69.5 million in cash and cash equivalents and $58.6 million in term deposits) and deferred revenue of $7.1 million.

Fiscal Year 2011 Results

Revenues

Net revenues in fiscal year 2011 were $40.7 million, up 129.8% from $17.7 million in 2010. The significant increase was mainly due to the strong growth in revenues from premium mobile Internet services.

Net revenues from premium mobile Internet services were $36.2 million in fiscal year 2011, up 137.1% from $15.3 million in 2010. Revenue contribution from overseas users accounted for 48.9% of total net revenues from premium mobile Internet services in fiscal year 2011, compared with 40.7% in 2010.

Net revenues from other services in fiscal year 2011 were $4.5 million, up 84.1% from $2.4 million in 2010. Net revenues from other services as a percentage of total net revenue was 11.0% in fiscal year 2011, compared with 13.7% in 2010.

Cost of Revenues

Cost of revenues in fiscal year 2011 was $8.1 million, up 55.2% from $5.2 million in 2010. The increase was primarily due to higher staff costs from salary and headcount increases, increased customer acquisition costs, and higher revenue sharing with mobile payment service providers.

Gross Profit and Gross Margin

Gross profit in fiscal year 2011 was $32.6 million, up 160.9% from $12.5 million in 2010. Gross margin, or gross profit as a percentage of net revenues, was 80.2% in fiscal year 2011, compared with 70.7% in 2010.

Operating Expenses

Total operating expenses in fiscal year 2011 were $27.1 million, up 22.3% from $22.1 million in 2010. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $16.5 million in fiscal year 2011, up 72.2% from $9.6 million in 2010.

Selling and marketing expenses were $8.0 million in fiscal year 2011, up 79.3% from $4.4 million in 2010. The increase was primarily due to higher share-based compensation expenses, increased marketing and advertising spending and higher staff costs from salary increases. Non-GAAP selling and marketing expenses were $6.0 million in fiscal year 2011, up 39.2% from $4.3 million in 2010. The increase was primarily due to increased marketing and advertising spending and higher staff costs from salary increases.

General and administrative expenses were $14.0 million in fiscal year 2011, down 4.9% from $14.8 million in 2010. The decrease was primarily due to lower share-based compensation expenses partially offset by higher staff cost from salary and headcount increases, higher legal and professional fees, and higher travelling and entertainment expenses. Non-GAAP general and administrative expenses were $6.1 million in fiscal year 2011, up 150.1% from $2.5 million in 2010. The increase was primarily due to higher staff cost from salary and headcount increases, higher legal and professional fees, and higher travelling and entertainment expenses.

Research and development expenses were $5.1 million in fiscal year 2011, up 72.2% from $3.0 million in 2010. The increase was primarily due to higher staff costs from salary increases and higher share-based compensation expenses. Non-GAAP research and development expenses were $4.4 million in fiscal year 2011, up 55.4% from $2.8 million in 2010. The increase was primarily due to higher staff costs from salary increases and, to a lesser extent, higher office related expenses.

Operating Income / (Loss) and Operating Margin

Operating income in fiscal year 2011 was $5.5 million, compared with an operating loss of $9.6 million in 2010. Operating margin, or operating income / (loss) as a percentage of net revenues, was 13.6% in fiscal year 2011, compared with -54.5% in 2010. Non-GAAP operating income, which excludes share-based compensation expenses, was $16.2 million in fiscal year 2011, up 454.6% from $2.9 million in 2010. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 39.9% in fiscal year 2011, compared with 16.5% in 2010.

Foreign Exchange Gain and Interest Income

Foreign exchange gain was $3.0 million in fiscal year 2011, compared with a loss of $0.05 million in 2010. Foreign exchange gain was primarily attributable to the appreciation of RMB against US$ when a portion of IPO proceeds was converted into RMB and placed in bank deposits from the second quarter of 2011 onwards. Interest income was $1.3 million in fiscal year 2011, compared with $0.2 million in 2010. Interest income was primarily due to the higher deposit position resulting from the May 2011 IPO proceeds.

Income Tax

Income tax expense was $0.1 million and the effective tax rate was 0.9% in fiscal year 2011, compared with an income tax expense of $0.4 million in 2010.

Net Income/(Loss)

Net income attributable to NetQin was $10.3 million in fiscal year 2011, compared with net loss of $9.8 million in 2010. Non-GAAP net income attributable to NetQin, which excludes share-based compensation expenses, was $20.9 million in fiscal year 2011, up 663.9% from $2.7 million in 2010.

Other Business Updates and Significant Events

Grant of Stock Options

For the quarter ended December 31, 2011, the Company granted a total of 2,692,000 stock options to a number of its employees, 1,337,500 stock options to certain non-employee consultants and 1,000,000 stock options to a business partner. The grants of such stock options resulted in additional share-based compensation expenses in the amount of $0.87 million for the fourth quarter of 2011 and will have an impact on future share-based compensation expenses.

Pre-installation Agreement with Motorola Mobility

On January 4, 2012, NetQin announced an agreement with Motorola Mobility to pre-install NetQin Mobile Security on Motorola Android smartphones in China. This agreement will ensure that consumers have instant access to the strongest mobile security application and services on the market.

Omar Khan Joins NetQin as Co-CEO

On January 5, 2012, NetQin announced the appointment of Omar Khan to the position of company Co-Chief Executive Officer. Mr. Khan was formerly the Chief Product and Technology Officer of Samsung Mobile and most recently served as the Managing Director and Global Head of the Mobile Center of Excellence for Citigroup Inc.

NetQin Launches NQ Mobile Brand for International Markets and Plans Corporate Name Change

On January 5, 2012, NetQin launched its new “NQ Mobile” brand, under which it will conduct all of its international business, and announced plans to change the Company’s corporate name from NetQin Mobile Inc. to NQ Mobile Inc.

Agreement with Telefonica’s BlueVia to Provide Carrier Billing

On February 27, 2012, NetQin announced it has integrated the BlueVia payment API from Telefonica, one of the largest telecommunications operators in the world, in order to offer a seamless mobile payment option to more than 200 million Telefonica subscribers across 8 markets. The integration of BlueVia is an extension of the framework agreement signed with Telefonica in 2011 and will enable NetQin to harness Telefonica’s BlueVia developer platform and provide carrier billing.

Alliance with 3LM to Deliver First Enterprise-Grade Security with Cloud Scanning for Business-Ready Android OS Device Deployments

On February 28, 2012, NetQin and 3LM, a provider of enterprise-grade security, management and remote access for mobile devices, announced an alliance to offer a combined solution for enterprises to more securely deploy Android mobile devices across their distributed workforce. The goal is to deliver the first complete security solution for mobile devices and applications running on Google’s Android operating system by providing enterprise IT full control over its fleet of Android device deployments with real-time threat monitoring and automatic removal of any malware or virus on a single platform.

Agreement with eSecuritel to Offer NQ Mobile Security Solutions

On March 5, 2012, NetQin and eSecuritel, a Brightstar company, announced that eSecuritel will extend its device protection offering to include data protection and privacy solutions from NQ Mobile. The arrangement follows a global distribution agreement reached last year between Brightstar and NQ Mobile.

Business Outlook

The Company expects net revenues to be in the range of $14.5 million and $15.0 million for the first quarter of 2012, representing year-over-year growth of 90.8%-97.4% and sequential growth of 13.3%-17.2%. For fiscal year 2012, the Company expects net revenues to be in the range of $70 million and $72 million, an increase of 70.7% to 75.6% compared to fiscal year 2011. The above forecast reflects the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call Information

NetQin’s management team will hold an earnings conference call to discuss its results and outlook at 8:00AM U.S. Eastern Time (9:00PM Beijing/Hong Kong Time) on Tuesday, March 6, 2012.

Dial-in details for the conference call are as follows:

U.S. Toll Free:	+1 866 519 4004
International:	+1 718 354 1231
Hong Kong:	+852 2475 0994
United Kingdom:	+44 2030598139
China Mainland:	400 620 8038 or 800 819 0121

Conference ID:	53645898

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:00 a.m. U.S. Eastern Time on March 6 through March 13, 2012. The dial-in details for the replay are:

U.S. Toll Free:	+1 866 214 5335
International:	+1 718 354 1232
Conference ID:	53645898

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NetQin’s website at http://ir.netqin.com.

About NetQin

NetQin Mobile Inc. (NYSE: NQ) is a leading global provider of consumer-centric mobile Internet services focusing on security and productivity. NetQin was one of the first companies to recognize the growing security threats targeting smartphone users and is now a leading Software-as-a-Service (SaaS) provider with over 100 million registered user accounts worldwide. As a market leader in mobile security, NetQin’s innovation and global significance have been widely recognized through distinctions such as the 2011 Technology Pioneer Award bestowed by the World Economic Forum. For more information on NetQin, please visit www.netqin.com.

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NetQin’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income and net income attributable to NetQin, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NetQin’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income attributable to NetQin, excluding share-based compensation expenses, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from NetQin’s unaudited financial information prepared in accordance with GAAP.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

Investor Relations

NetQin Mobile Inc.

Tel: +1.310.594.3535

Tel: +852.9765.6126

Email: investors@netqin.com

IR Website: ir.netqin.com

NETQIN MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	December 31, 2011	December 31, 2010
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	69,510	17,966
Term deposits	58,563	11,279
Accounts receivable, net of allowance of US$636 and US$315 as of December 31, 2011 and 2010, respectively	21,379	10,081
Prepaid expenses and other current assets	6,806	5,285

Total current assets	156,258	44,611

Equity investment in an associate	1,182	1,012
Property and equipment, net	1,078	981
Intangible assets, net	1,590	133
Other non-current assets	374	1,667

Total Assets	160,482	48,404

LIABILITIES
Current liabilities:
Accounts payable	1,014	658
Deferred revenue	7,090	2,690
Accrued expenses and other current liabilities	3,656	1,942
Tax payable	368	272
Deferred tax liabilities, current	103	—

Total current liabilities	12,231	5,562

Noncurrent liabilities:
Deferred tax liabilities, non-current	—	187

Total Liabilities	12,231	5,749

Commitments and contingencies
MEZZANINE EQUITY
Series A convertible preferred shares	—	3,242
Series B redeemable convertible preferred shares	—	16,638
Series C redeemable convertible preferred shares	—	16,983
Series C-1 redeemable convertible preferred shares	—	14,115
SHAREHOLDERS’ DEFICIT
Common shares	22	5
Additional paid-in capital	157,064	12,006
Accumulated deficit	(11,743)	(21,994)
Accumulated other comprehensive income	2,841	1,592

Total NetQin Mobile Inc.’s shareholders’ equity/(deficit)	148,184	(8,391)

Non-controlling interest	67	68

Total shareholders’ equity/(deficit)	148,251	(8,323)

Total Liabilities, Mezzanine Equity and Shareholders’ Equity / (Deficit)	160,482	48,404

NETQIN MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	Three months ended			Twelve months ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	US$	US$	US$	US$	US$
Net Revenues
Premium mobile Internet services	11,591	10,344	5,362	36,202	15,268
Other services	1,238	1,003	901	4,469	2,427

Total net revenues	12,829	11,347	6,263	40,671	17,695

Cost of revenues*	(2,559)	(2,185)	(1,982)	(8,057)	(5,193)

Gross profit	10,270	9,162	4,281	32,614	12,502

Operating expenses:
Selling and marketing expenses*	(3,614)	(1,732)	(1,580)	(7,955)	(4,436)
General and administrative expenses*	(3,508)	(4,104)	(12,242)	(14,024)	(14,750)
Research and development expenses*	(1,685)	(1,267)	(908)	(5,095)	(2,959)

Total operating expenses	(8,807)	(7,103)	(14,730)	(27,074)	(22,145)

Income / (Loss) from operations	1,463	2,059	(10,449)	5,540	(9,643)

Interest income	629	452	101	1,342	234
Realized gain/(loss) on available-for-sale investments	14	—	10	29	(102)
Foreign exchange gain/(loss), net	892	1,642	(10)	3,011	(46)
Other income/(expense), net	115	191	(5)	306	135

Income/(Loss) before income taxes	3,113	4,344	(10,353)	10,228	(9,422)

Income tax expense	(47)	(78)	(167)	(97)	(401)
Share of profit/(loss) from an associate	122	68	(5)	119	(7)

Net income/(loss)	3,188	4,334	(10,525)	10,250	(9,830)

Net loss attributable to the non-controlling interest	1	3	1	1	3

Net income / (loss) attributable to NetQin Mobile Inc.	3,189	4,337	(10,524)	10,251	(9,827)

Accretion of redeemable convertible preferred shares	—	—	(401)	(535)	(1,533)
Beneficial conversion feature of redeemable convertible preferred shares	—	—	(5,693)	—	(5,693)
Allocation of net income to participating preferred shareholders	—	—	—	(1,595)	—

Net income/(loss) attributable to common shareholders (Note 1)	3,189	4,337	(16,618)	8,121	(17,053)

Net income/(loss) per common share:
Basic	0.0139	0.0189	(0.3300)	0.0468	(0.3432)
Diluted	0.0136	0.0185	(0.3300)	0.0429	(0.3432)
Weighted average number of common shares outstanding:
Basic	230,126,544	229,699,213	50,352,941	173,373,462	49,683,230
Diluted	234,238,664	234,482,353	50,352,941	193,537,974	49,683,230
Net income/(loss) per ADS (Note 2):
Basic	0.0695	0.0945	(1.6500)	0.2340	(1.7160)
Diluted	0.0680	0.0925	(1.6500)	0.2145	(1.7160)
Weighted average number of ADS outstanding (Note 2):
Basic	46,025,309	45,939,843	10,070,588	34,674,692	9,936,646
Diluted	46,847,733	46,896,471	10,070,588	38,707,594	9,936,646
*Share-based compensation expense included in:
Cost of revenues	53	54	6	130	19
Selling and marketing expenses	1,212	385	55	1,923	102
General and administrative expenses	1,878	1,994	11,025	7,895	12,299
Research and development expenses	211	230	81	724	146

Note 1: The net income / (loss) attributable to common shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into common shares upon the completion of the Company’s IPO on May 5, 2011. Thereafter, there was no accretion and allocation of net income to the preferred shares and all net income was attributable to the common shareholders subsequent to IPO.

Note 2: The Company was listed in May 2011, the net income/ (loss) per ADS for the three months ended and for the year ended December 31, 2010 are calculated using the same conversion ratio assuming the ADS was existed during such periods. Each ADS represents five Class A common shares.

NETQIN MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS

(In thousands)

	Three months ended			Twelve months ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	US$	US$	US$	US$	US$

Cash flows from operating activities:
Net income / (loss)	3,188	4,334	(10,525)	10,250	(9,830)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	219	147	99	597	402
(Reversal of) / Allowance for doubtful accounts	(284)	233	243	321	315
Share-based compensation	3,354	2,663	11,167	10,672	12,566
Deferred income tax	(26)	(18)	(18)	(84)	183
Foreign exchange (gain) / loss, net	(892)	(1,642)	10	(3,011)	46
Share of (profit)/losses from an associate	(122)	(68)	5	(119)	7
Realized (gain)/loss on disposal of available-for-sale investments	(14)	—	(10)	(14)	102
Other income from ADR depositary arrangement	(80)	(134)	—	(214)	—
Changes in operating assets and liabilities:
Accounts receivable	(3,055)	(3,875)	(2,355)	(11,628)	(9,087)
Prepaid expenses and other current assets	(614)	(531)	(17)	(1,911)	(588)
Other non-current assets	—	—	102	269	(1,247)
Accounts payable	204	(69)	(27)	396	(50)
Deferred revenue	1,066	1,429	865	4,400	2,132
Accrued expenses and other current liabilities	1,203	149	555	1,844	1,043
Tax payable	44	15	214	72	250

Net cash provided by/(used in) operating activities	4,191	2,633	308	11,840	(3,756)

Cash flows from investing activities:
Placement of term deposits	(12,697)	(30,111)	(4,609)	(51,463)	(11,279)
Maturities of term deposits	4,331	—	—	4,331	2,197
Purchase of available-for-sale investments	—	—	—	—	(13)
Advance to Tianjin Yidatong Technology Development Co., Ltd.	—	—	—	—	(2,279)
Proceeds from the repayment of the advance to Tianjin Yidatong Technology Development Co., Ltd.	—	42	124	2,196	1,921
Disbursement from the lending of the housing loan to an employee	(79)	—	—	(79)	(1,798)
Proceeds from the repayment of the housing loans to employees	30	50	600	180	1,200
Proceeds from disposal of available-for-sale investments	14	—	50	14	2,181
Cash paid for investment under equity method	—	—	—	—	(1,007)
Purchase of property and equipment and intangible assets	(250)	(1,759)	(308)	(2,270)	(578)

Net cash used in investing activities	(8,651)	(31,778)	(4,143)	(47,091)	(9,455)

Cash flows from financing activities:
Proceeds from issuance of Series C convertible redeemable preferred shares (net of issuance costs of US$21)	—	—	—	—	16,978
Proceeds from issuance of Series C-1convertible redeemable preferred shares (net of issuance costs of US$5)	—	—	11,915	2,200	11,915
Proceeds from initial public offering (net of underwriters’ commission)	—	—	—	82,886	—
Proceeds from exercising of share options	1,551	—	—	1,551	—
Payments of listing expenses	—	(125)	—	(3,926)	—

Net cash (used in) / provided by financing activities	1,551	(125)	11,915	82,711	28,893

Effect of exchange rate changes on cash and cash equivalents	1,109	2,132	183	4,084	580
Net (decrease)/increase in cash and cash equivalents	(1,800)	(27,138)	8,263	51,544	16,262
Cash and cash equivalents at the beginning of the period / year	71,310	98,448	9,703	17,966	1,704

Cash and cash equivalents at the end of the period / year	69,510	71,310	17,966	69,510	17,966

NETQIN MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands)

	Three Months Ended			Twelve months ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	US$	US$	US$	US$	US$

Selling and marketing expenses under GAAP	(3,614)	(1,732)	(1,580)	(7,955)	(4,436)
Share based compensation expense*	1,212	385	55	1,923	102

Non-GAAP selling and marketing expenses	(2,402)	(1,347)	(1,525)	(6,032)	(4,334)

General and administrative expenses under GAAP	(3,508)	(4,104)	(12,242)	(14,024)	(14,750)
Share based compensation expense*	1,878	1,994	11,025	7,895	12,299

Non-GAAP general and administrative expenses	(1,630)	(2,110)	(1,217)	(6,129)	(2,451)

Research and development expenses under GAAP	(1,685)	(1,267)	(908)	(5,095)	(2,959)
Share based compensation expense*	211	230	81	724	146

Non-GAAP research and development expenses	(1,474)	(1,037)	(827)	(4,371)	(2,813)

Income from operations under GAAP	1,463	2,059	(10,449)	5,540	(9,643)
Share based compensation expense*	3,354	2,663	11,167	10,672	12,566

Non-GAAP income from operations	4,817	4,722	718	16,212	2,923

Net income attributable to NetQin Mobile Inc. under GAAP	3,189	4,337	(10,524)	10,251	(9,827)
Share based compensation expense*	3,354	2,663	11,167	10,672	12,566

Non-GAAP net income attributable to NetQin Mobile Inc.	6,543	7,000	643	20,923	2,739

*	It represented elimination of share-based compensation expenses resulting from granting of options and restricted shares to qualified employees and consultants by the Company during the prior and current years.